Exhibit 1

Transactions by the Reporting Persons in the Past 60 Days

The following table sets forth all unreported transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern time, on February 19, 2026. Unless otherwise indicated, all such transactions were effected in the open market.

Person Effecting the Transaction	Transaction Date	Nature of Transaction	Securities Purchased or Sold	Price per Share
Clients of GVIC	12/23/2025	Disposal of Common Stock	100	(1)
Clients of GVIC	1/8/2026	Purchase of Common Stock	1,600	$11.77(2)
GVIC	1/9/2026	Purchase of Common Stock	3,810	$11.81(2)
Mr. Jeffrey Geygan	1/9/2026	Purchase of Common Stock	1,225	$11.81(2)
Mr. James Geygan	1/9/2026	Purchase of Common Stock	385	$11.81(2)
Ms. Wilke	1/9/2026	Purchase of Common Stock	45	$11.81(2)
GVIC	1/9/2026	Purchase of Common Stock	5,490	$11.81(2)

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(1)
As of the date indicated, certain separately managed accounts terminated their relationship with, and are no longer advised by, GVIC. The positions held in such accounts are therefore no longer included herein. No price per share was associated with this disposal.
(2)
This transaction price represents the weighted-average price of the shares transacted on each respective day. Upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, the Reporting Persons will provide full information regarding the number of shares transacted at each separate price within the range set forth in this Statement.